CHRISTOPHER F. SCHULTZ

MEMBER, NY AND MA BARS

DIRECT DIAL NO.:  646-348-6755

E-MAIL ADDRESS:  CFSCHULTZ@PBNLAW.COM

June 15, 2007

EDGAR AND FEDERAL EXPRESS

Mr. Karl Hiller, Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Peru Copper Inc., File No. 1-32461 Form 40-F for the Fiscal Year Ended December 31, 2006 Filed April 2, 2007

Ladies and Gentlemen:

On behalf of Peru Copper Inc. (the “Company”), we hereby submit for your review the following responses to the comments contained in the comment letter of the staff of the Commission (the “Staff”) to the Company, dated May 24, 2007 relating to the Company’s annual report on Form 40-F for the fiscal year ended December 31, 2006. For convenience of reference, the text of the Staff’s comments has been reproduced in bold herein.

Consolidated Statement of Cash Flows

1.                                      We note that you used cash in exploration of properties of $15 million, $16 million and $11 million for the years ended December 31, 2006, 2005 and 2004. Tell us where you disclose information about these expenditures, including details identifying the related agreements necessary to understand the origins and purpose of the costs.

We acknowledge the Staff’s comment and advise the Staff that the information about cash used in exploration of properties is disclosed in note 3 to the Company’s audited 2006 financial statements.  The table in note 3 provides a breakdown of accrued costs incurred on the Toromocho Project for the previous two years, and the text below the table identifies the related agreements necessary to understand the origins and purpose of the costs. The information relating to 2004 has not been included in the note because changes in exploration properties under Canadian GAAP is a balance sheet item that requires the presentation of only the two most recently completed fiscal years.

Note 3 - Exploration properties - Toromocho Project

2.                                      We note that you resolved a land dispute with the community of Pucara in October 2006, resulting in an agreement under which you contributed land, equipment and facilities valued at $1.95 million to the Pucara community. You also state that you made a $1.86 million cash payment in connection with this settlement in January 2007. Please clarify whether the value of the assets that you disclose is book or fair value; and explain the extent to which these payments were expensed in 2006 or other periods.

We note the Staff’s comment and advise the Staff that (i) both the fair value and the book value of the equipment and facilities was $1.95 million (the equipment and facilities were purchased by the Company on behalf of the Pucara community from a third party and donated to the community shortly after they were acquired), and (ii) all of the payments for the equipment and facilities were expensed in 2006.

Note 9 - US GAAP

3.                                           Please expand your disclosure concerning the differences between Canadian GAAP and US GAAP in accounting for exploration and development costs to also address how you account for acquisition expenditures. You may find the guidance in EITF 04-2 and 04-3 helpful in describing your US GAAP policy with sufficient clarity.

We note the Staff’s comment and advise the Staff that the Company will include disclosure relating to the write-off of acquisition costs for US GAAP purposes in the Company’s interim and year-end audited financial statements for its 2007 fiscal year.  In addition, the following disclosure will be added to the GAAP reconciliation in the Company’s financial statements:

“Under Canadian GAAP, the Company capitalizes all costs related to acquisition, exploration and development of mineral properties.  Under US GAAP, the cost of acquisition of mineral rights are generally reported as a separate component of property, plant and equipment in accordance with EITF 04-2 — Whether Mineral Rights are Tangible or Intangible Assets, exploration costs are written off as incurred, and development costs are capitalized following completion of a final feasibility study demonstrating the economic feasibility of the project.  The Company has expended insignificant amounts on acquiring the mineral rights to the properties that it plans to develop.  Exploration costs and costs incurred in assembling the surface and underground rights for grounds surrounding the Company’s main mineral properties to allow for an expansion of the open pit design and the location of various operations outside the pit have been expensed under US GAAP.”

4.                                      We note your US GAAP balance sheet only includes total assets. However, as it appears there may be GAAP differences in other line items in the balance sheet, such as equity, you may expand this disclosure to encompass all such items, either in the present format or by presenting a reconciliation of total equity from Canadian GAAP to US GAAP. You may refer to Item 17(c)(2)(ii) of the Form 20-F instructions for clarification.

We note the Staff’s comment and advise the Staff that the only adjustment to assets or liabilities relates to the deferred expenditures.  The Company has chosen to include a complete historical statement of Shareholder’s equity under US GAAP, in note 9 to the Company’s 2006 audited financial statements, rather than a reconciliation of each item therein to the Canadian GAAP figures, but can provide the total equity reconciliation in future filings if the Staff prefer this form of presentation.

Please disclose whether the option exercise conditions that you mention on page 5 of MD&A, specifying that you would need a minimum equity balance of $100 million in order to exercise the Toromocho Option, pertain to Canadian or US GAAP. Indicate the status of the arrangement, and the extent to which the conditions have been met.

We note the Staff’s comment and advise the Staff that the agreement that provides the option exercise conditions (the “Toromocho Option Agreement”) does not specify whether the required minimum equity balance of $100 million pertains to Canadian or US GAAP; however, the Company has confirmed verbally with Activos Mineros S.A.C. that the intention of the parties is that Canadian GAAP will apply.

The Toromocho Option Agreement allows the Company to exercise the option upon meeting either one of two conditions. One condition requires, among other things, that a qualifying financial institution be willing to provide the financing necessary to develop the Toromocho Project.  The other condition requires, among other things, that the Company have at least a $100 million shareholders’ equity balance at the time of the option exercise and that the Company has established an operation of at least 10,000 tons a day.

Both conditions also require the Company to complete a full, bankable feasibility study.  The Company has commissioned Aker Kvaerner Metals to conduct a feasibility study and currently estimates that the study should be completed by year-end 2007.  The requirement under the second condition, regarding shareholders’ equity balance at the time of the option exercise, was met in 2006.

The Toromocho Option Agreement also requires the Company to fulfill certain minimum investment expenditure requirements of $12 million over a five-year period, in order to maintain the option in good standing before it is exercised.  In the first two contract years ended

June 10, 2005 the Company spent $14.3 million, meeting its minimum investment requirement for the entire five-year option period.

Upon meeting the exercise requirements through one of the two alternative conditions mentioned above and exercising the Toromocho option, the Company would enter into a transfer agreement in order to acquire development rights.  The transfer agreement requires the Company to deliver a performance bond or letter of credit in the amount of $30 million.  The Company executed an agreement with Aluminum Corporation of China on June 10, 2007, providing, among other things, for an investment in the Company of $65,868,000 by Aluminum Corporation of China.  We anticipate that the proceeds of this investment will be made available to the Company, and will provide adequate cash in order to post the required bond, before the end of June 2007.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

5.                                    On page 11, you state that the rights granted to you under the Toromocho Option Agreement supersede those of Pan American Silver, an entity which occupies “certain parcels of land” covered by this agreement. You also state that you anticipate that additional issues with Pan American Silver will surface and will be resolved. Please include a discussion of the additional issues of which you are aware, or which you anticipate will arise, and the financial aspects of material loss contingencies, such as the amounts accrued, and range of reasonably possible additional loss.

We note the Staff’s comment and advise the Staff that the anticipated additional issues relate to the use of surface rights in the vicinity of the Company’s Toromocho Project. We believe that these issues can be resolved in a manner that would serve the interests of both the Company and Pan American Silver, through exchanges of land between the Company and Pan American Silver and an allocation of certain immaterial cost that may be incurred in order to move buildings from their current locations following the land exchanges.  We have been advised that Pan American Silver is seeking to increase the production capacity of its concentrator, and we believe that the land exchanges will be helpful to Pan American Silver in this regard.

Pan American Silver operates three groups of surface installations in the area of the future Toromocho open pit mine.

1.               Central shaft - a head frame with a mine shaft, compressors, a tunnel access and shops located on a site that is within the Toromocho mining concession.  This is the first site to be affected by development.  We estimate that a move is not required until late in 2009.  At that time the Company plans to be mining rock from a site that would cause debris to fall on the head frame, thereby endangering life and property.

2.               Concentrator - A flotation concentrator is located on a site that is within the Toromocho mining concession.  This site is more remote than the central shaft and a move is not required until after 2013 according to current plans.

3.               Maria Shaft - a head frame with mineshaft and various buildings located outside the open pit area but within the surface rights governed by the Toromocho option.  The Company plans to use the site as a waste dump at some point in time after 2009.

Pan American Silver does not own the surface rights for its installations mentioned above, but has a temporary use permit from the Peruvian government allowing them to maintain the installations in the current locations.  By virtue of the Toromocho Option Agreement, Pan American Silver will have to vacate this site once the Company’s mining operations develop to a point at which Pan American Silver’s current installations interfere with the development of the Toromocho deposit.  A petition to the Peruvian government by the Company would initiate the process of vacating Pan American Silver’s installations.

In addition, Pan American Silver owns the surface rights to five small surface plots within or adjacent to the open pit area of the future Toromocho mine.  There are no significant operating installations on these plots.  In order to fully develop the pit these sites will have to be acquired eventually.

Finally, Pan American is in the process of building a decline ramp to provide underground access to some of their mining concessions.  The ramp comes to surface on land within the Company’s surface rights but remote from the open pit and does not interfere with development.  Therefore it is not critical to the Company’s future operations and an accommodation can easily be offered.  Pan American Silver does not own the surface rights nor does it have any temporary use permit for the area where the ramp comes to surface.

As stated earlier, the Company believes these issues can be solved by a land exchange, whereby the Company would grant surface rights to Pan American Silver in the area of the ramp access, which is remote from the Company’s future open pit operations, in exchange for the small plots in the mine area.  To put this into perspective, the Company’s option gives it access to over 5,100 hectares of surface rights while Pan American Silver needs less than 100 hectares to continue its operations.  An agreement of this sort would negate any need for the Company to formally petition the Peruvian government to intercede in order to protect the rights of the Company.

The Company hereby acknowledges, and advises the Staff that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please call Christopher F. Schultz (646-348-6755) of this firm with any questions you may have regarding this letter or if you wish to discuss the above responses.

Very truly yours,

/s/ Christopher F. Schultz
Christopher F. Schultz

cc:	H. Eric Peitz, CFO
Peru Copper Inc.